UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 27, 2012

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual and Special Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of March 20, 2012. The Information Circular was provided to shareholders in connection with the Company’s annual and special meeting to be held on April 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: March 27, 2012	By:	/s/ Jeremy Black
Jeremy Black Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at Ritchie Bros. Auctioneers’ offices at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, on Monday, April 30, 2012 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2011 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on March 20, 2012 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 20, 2012 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting, whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Shareholders may also vote on the internet by visiting the website included on the proxy form and following the online voting instructions.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 27th day of March, 2012.

By Order of the Board of Directors

Jeremy Black

Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of February 27, 2012.

Solicitation of Proxies

This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual Meeting to be held on April 30, 2012 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

PROPOSAL 1: Election of Directors

Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the board of directors (the “Board”) is authorized to determine the actual number of directors within that range to be elected from time to time. The Company currently has seven (7) directors. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders of the Company unless he or she sooner ceases to hold office. The Articles of the Company also provide that the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be seven (7).

The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. James M. Micali, who has served on the Company’s Board since 2007, intends to retire from the Board at the end of his current term and will not stand for re-election at the Meeting.

The information presented in the table below has been provided by the respective nominee as of February 27, 2012. The number of Common Shares owned, controlled or directed includes Common Shares beneficially owned, directly or indirectly (other than stock options), or over which control or direction is exercised by the proposed nominee. See the table following for disclosure of stock option information.

ROBERT WAUGH MURDOCH

Residence: Salt Spring Island, B.C., Canada

Age: 70

Independent

Director since: February 20, 2006

Shares owned, controlled or directed: 19,050(1)

Committees:

Member of the Nominating and Corporate Governance Committee.

Mr. Murdoch is currently Chairman of the Board of the Company, a position he has held since 2008. Mr. Murdoch is a corporate director and spent most of his career with Lafarge, S.A. and affiliates (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”), starting in Vancouver in 1967 and retiring from the position of President and Chief Executive Officer of Lafarge North America Inc. (NYSE and TSX: “LAF”), North America’s largest diversified supplier of construction materials, in 1992. Mr. Murdoch was a member of the Board of Lafarge, S.A., the Paris-based parent company of Lafarge North America, until 2005. Mr. Murdoch holds a Bachelor of Laws degree from the University of Toronto.

Other directorships:

Lafarge, S.A. — International Advisory Board member.

Lallemand Inc. (a private company specializing in the development, production and marketing of yeasts and bacteria products) — Director.

Weatherhaven Inc. (a private company supplying portable shelter systems) — Advisory Board Chair.

Shawnigan Lake School (a not for profit) — Director and Vice-Chair.

PETER JAMES BLAKE Residence: Vancouver, B.C., Canada Age: 50 Not Independent Director since: December 12, 1997 Shares owned, controlled or directed: 142,636 Committees: N/A

Mr. Blake is currently Chief Executive Officer of the Company, a position he has held since 2004. Prior to his appointment, Mr. Blake held various positions with the Company, including Chief Financial Officer (1997-2004), Vice President, Finance (1994 to 1997) and Controller (1991 to 1994). Mr. Blake joined the Company in 1991 and is a Chartered Accountant and has a bachelor of Commerce Degree from the University of Alberta.

Other directorships:

BCIT Foundation (a not for profit) — Director.

West Point Grey Academy (a not for profit) — Director.

CHRISTOPHER ZIMMERMAN

Residence: Manhattan Beach, CA, USA

Age: 52

Independent

Director since: April 11, 2008

Shares owned, controlled or directed: 5,522

Committees:

Member of the Compensation Committee.

Mr. Zimmerman is currently President of Easton Sports, Inc, a designer, developer and marketer of sports equipment and accessories, a position he has held since March 2010. Prior to joining Easton Sports, Mr. Zimmerman was President and Chief Executive Officer of Canucks Sports and Entertainment, a sports entertainment company in Vancouver, B.C, from 2006 until 2009. Before joining them, Mr. Zimmerman was the President and Chief Executive Officer of Nike Bauer Inc., a hockey equipment company. Prior to this appointment in March 2003, Mr. Zimmerman was General Manager of Nike Golf USA, in Beaverton, Oregon. He joined Nike Golf in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York. Mr. Zimmerman has an MBA from Babson College.

ERIC PATEL

Residence: Vancouver, B.C., Canada

Age: 55

Independent

Director since: April 16, 2004

Shares owned, controlled or directed: 18,111

Committees:

Chair of the Nominating and Corporate Governance Committee.

Member of the Audit Committee.

Mr. Patel is currently a business consultant and corporate director. He was previously Chief Financial Officer of Pembrook Mining Corp., a private mining company, from 2007 until 2010. Prior to joining Pembrook, Mr. Patel was the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree from Stanford University.

Other directorships:

ACL Services Ltd. (a private software company) — Advisory Board Chair.

Daiya Foods Inc. (a private food company) — Director.

Salmon Aquaculture Innovation Fund (a private investment fund investing in aquaculture research in B.C.) — Committee Member.

EDWARD BALTAZAR PITONIAK

Residence: Vancouver, B.C., Canada

Age: 56

Independent

Director since: July 28, 2006

Shares owned, controlled or directed: 5,787

Committees:

Chair of the Compensation Committee.

Subject to being elected at the meeting, Mr. Pitoniak is expected to be appointed as a member of the Audit Committee.

Mr. Pitoniak is currently a corporate director. Mr. Pitoniak retired in 2009 from the position of President and Chief Executive Officer and Director of bcIMC Hospitality Group, a hotel property and brand ownership entity (formerly a public income trust called Canadian Hotel Income Properties Real Estate Investment Trust (CHIP) — TSX: “HOT.un”), where he was employed since January 2004. Mr. Pitoniak was also a member of CHIP’s Board of Trustees before it went private. Prior to joining CHIP, Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation (TSX: “ITW”; NYSE “IDR” — a ski and golf resort operator and developer) for nearly eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he served as editor-in-chief and advertising director with Ski Magazine. Mr. Pitoniak has a Bachelor of Arts degree from Amherst College.

Other directorships:

Brentwood College School — Governor.

BEVERLEY ANNE BRISCOE

Residence: Vancouver, B.C., Canada

Age: 57

Independent

Director since: October 29, 2004

Shares owned, controlled or directed: 13,954

Committees:

Chair of the Audit Committee.

Member of the Nominating and Corporate Governance Committee.

Ms. Briscoe is currently owner and President, Briscoe Management Ltd., a consulting company that she has owned since 2004. From 2003 to 2007, Ms. Briscoe was also Chair of the Industry Training Authority for BC. Ms. Briscoe’s previous employment includes: from 1997 to 2004 she was President and owner of Hiway Refrigeration Limited; from 1994 to 1997 she was Vice President and General Manager of Wajax Industries Limited; from 1989 to 1994 she was CFO for the Rivtow Group of Companies; from 1983 to 1989 she held various executive positions with several operating divisions of The Jim Pattison Group; and from 1977 to 1983 she worked with a predecessor firm of PricewaterhouseCooopers. Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and has a Bachelor of Commerce degree from the University of British Columbia, and is also a Fellow of the Institute of Corporate Directors.

Other directorships:

Goldcorp Inc. (TSX: “G”; NYSE: “GG” — a public gold and precious metal company) — Director; Chair of the Audit Committee and member of the Environmental Health and Safety Committee.

Forum of Women Entrepreneurs (a not for profit) — Director.

Minerva Foundation (a not for profit) — Director & Treasurer.

ROBERT GEORGE ELTON

Residence: Vancouver, B.C., Canada

Age: 60

Independent

Director since: first nomination.

Shares owned, controlled or directed: none

Committees:

Subject to being elected at the Meeting, it is expected that Mr. Elton will be appointed as a member of the Audit Committee and Compensation Committee

Mr. Elton is a corporate director and an adjunct professor at the University of British Columbia’s Sauder School of Business. Mr. Elton was President and Chief Executive Officer of BC Hydro, a government-owned electric utility, from November 2003 to December 2009. Prior to this he was EVP Finance and Chief Financial Officer of BC Hydro (2002 — 2003), Powerex (2001-2002), a subsidiary of BC Hydro, and Eldorado Gold Corporation (1996-2001) (TSX: “ELD”; NYSE “EGO”; ASX: “EAU”). Mr. Elton spent over 20 years with PriceWaterhouseCoopers and predecessor firms, becoming Partner in 1987 before leaving the firm in 1996. He is a Fellow of the Institute of Chartered Accountants in British Columbia and has a Master of Arts degree from Cambridge University, U.K.

Other directorships:

Simon Fraser University — Chair, Board of Governors

Immigrant Employment Council of BC (a not for profit) — Chair of the Board.

World Economic Forum Global Agenda Council for the New Energy Architecture (a not for profit) — Chair.

Canadian Business for Social Responsibility (a not for profit) — Director.

Pacific Institute for Climate Solutions (a not for profit) — Advisory Board member.

Minerva Foundation (a not for profit) — Director.

Lincoln Mining Corporation (TSX-V: “LMG” — a public mining company) — Director

Nurse Next Door (a private company) — Chair, Business Advisory Board.

Notes:

(1)	In addition to the shares owned directly by Mr. Murdoch, his spouse also owns 2,100 Common Shares, which are included in the 19,050 shares.

The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees who the Board, in its discretion, may select.

In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, Mr. Blake, the CEO of the Company, was the only director to hold stock options as of February 27, 2012. None of the Company’s non-executive directors have been granted stock options since their appointment. The Company ceased granting options to non-executive directors in 2004, and will not grant them in the future, in accordance with its Policy Regarding the Granting of Equity-Based Compensation Awards. The options granted to Mr. Blake are set out in the table below in the “Incentive Plan Awards — Outstanding share-based awards and option-based awards” section on page 17 of this circular.

Mr. Murdoch is currently the Chairman of the Board and is an independent director and therefore, the Company’s Board has not appointed a Lead Director. Any shareholder wishing to contact the Chairman of the Board may do so by phoning 778-331-5300 or by sending an email to LeadDirector@rbauction.com.

Additional disclosure relating to the Company’s Audit Committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.

Board and Committee Attendance

The following tables present information about Board and committee meetings and attendance by directors at such meetings for the year ended December 31, 2011. The overall 2011 attendance record by directors at Board and committee meetings was 99%.

Board and Committee Meetings Held

September 30,
Number of Meetings
Board of Directors	7
Audit Committee	4
Compensation Committee	3
Nominating and Corporate Governance Committee	3

Summary of Attendance of Directors

	September 30,	September 30,	September 30,	September 30,
Director	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating & Corporate Governance Committee Meetings
Robert Murdoch	7 of 7 (Chair)	N/A	N/A	3 of 3
Peter Blake	7 of 7	N/A	N/A	N/A
Eric Patel	7 of 7	4 of 4	N/A	3 of 3 (Chair)
Beverley Briscoe	7 of 7	4 of 4 (Chair)	N/A	3 of 3
Edward Pitoniak	7 of 7	N/A	3 of 3 (Chair)	N/A
Christopher Zimmerman	7 of 7	N/A	2 of 3	N/A
James Micali (1)	7 of 7	4 of 4	3 of 3	N/A

(1)	Mr. Micali is not standing for re-election at the Meeting.

Compensation of Directors

In addition to the reimbursement of reasonable travel and lodging expenses, non-executive directors of the Company received the following compensation in 2011:

September 30,
Description of Fee	Amount of Fee (U.S.$)
Annual fee for Board Chairman (1)	$200,000
Annual fee for Board Membership (2)	95,000
Annual fee for Committee chairmanship (excluding Audit Committee)	10,000
Annual fee for Audit Committee chairmanship	15,000
Meeting fee (per minuted meeting in excess of 30 minutes)	1,500
Teleconference fee (minuted teleconference longer than 30 minutes)	500
Travel fee (3)	1,000

(1)	The annual fee was paid $120,000 in cash (less applicable source deductions) in four equal amounts on a quarterly basis and $80,000 (less applicable source deductions) was paid directly to the administrator under the Company’s Long Term Incentive Plan for Non-Executive Directors (see further discussion below). The Board Chairman is not entitled to additional meeting fees.

(2)	The annual fee was paid $35,000 in cash (less applicable source deductions) in four equal amounts on a quarterly basis and $60,000 (less applicable source deductions) was paid directly to the administrator under the Company’s Long Term Incentive Plan for Non-Executive Directors (see further discussion below).

(3)	A travel fee was paid to non-executive Directors required to travel on a day other than the meeting date when scheduling does not permit travel on the day of the particular meeting. This fee is on top of reimbursement for travel expenses.

The total fees paid by the Company to the Board in 2011 were U.S.$817,500. There were no other arrangements under which non-executive directors were compensated during 2011. No non-executive directors earned any compensation during 2011 for consultancy or other services provided to the Company. No share-based awards, options, non-equity incentive compensation or pension were granted to non-executive directors in 2011. Employee directors do not receive additional compensation for their participation in Board or committee activities. Compensation by director for the year ended December 31, 2011 was as follows (all amounts in U.S. dollars):

	September 30,		September 30,	September 30,	September 30,	September 30,
Director	Board Fees / Board Chair Fees		Committee Chair Fees	Meeting Fees	Travel Fees	Total Fees
Robert Murdoch	$200,000	(1)	Nil	Nil	$5,000	$205,000
Peter Blake	Nil		Nil	Nil	Nil	Nil
Eric Patel	95,000	(2)	$10,000	$19,500	1,000	125,500
Beverley Briscoe	95,000	(2)	15,000	21,500	1,000	132,500
Edward Pitoniak	95,000	(2)	10,000	13,000	5,000	123,000
Christopher Zimmerman	95,000	(2)	Nil	11,500	6,000	112,500
James Micali	95,000	(2)	Nil	18,000	6,000	119,000

Total	$675,000		$35,000	$83,500	$24,000	$817,500

(1)	$120,000 of the $200,000 was paid in cash to Mr. Murdoch (less applicable source deductions) and $80,000 (less applicable source deductions) was paid by the Company subsequent to year end to the administrator under the Long Term Incentive Plan for Non-Executive Directors (see description below) as contributions by Mr. Murdoch to the plan.

(2)	$35,000 of the $95,000 was paid in cash (less applicable source deductions) and $60,000 (less applicable source deductions) was paid by the Company subsequent to year end to the administrator under the Long Term Incentive Plan for Non-Executive Directors (see description below) as contributions by each of Mr. Patel, Ms. Briscoe, Mr. Pitoniak, Mr. Zimmerman and Mr. Micali to the plan.

During 2011 the Nominating and Corporate Governance Committee of the Board engaged Towers Watson to perform a review of Board compensation. Based on that review, the Board approved certain amendments to the Company’s Board compensation program with effect from January 1, 2012. The annual fee for the Board Chairman was increased to $240,000 and the annual fee for Board membership was increased to $100,000. The teleconference fee increased from $500 to $1,500 per meeting and the travel fee increased from $1,000 to $1,500 per day of travel. These changes were necessary to bring the Company’s Board Compensation plan more in line with the median for comparable companies based on the Towers Watson review.

The Towers report also recommended a number of changes to the long-term portion of the Company’s Board compensation plan, including the adoption of a deferred share unit program for non-executive directors. As part of the amendments to the compensation program, directors will no longer be required to contribute to the Company’s non-executive director long-term incentive plan (see further discussion below). In its place, the Board approved the adoption of a deferred share unit plan for non-executive directors (“DSU plan”) to further align the interests of directors with the interests of the Company’s shareholders and provide a more tax effective way for directors to build share ownership. The Board also introduced share ownership guidelines for directors, which require each non-executive director to hold a minimum of three times their annual fee in Company Common Shares or deferred share units.

Starting in 2012, directors are required to contribute 60% of their annual fee (“the 60%”) to the DSU plan until such times as they satisfy the share ownership guidelines. The remainder of their annual fee will be paid quarterly in arrears in cash. Once the share ownership guidelines are satisfied, an individual director may elect to receive all or none of the 60% in DSUs, with any remainder paid in cash. Directors are required to hold their DSUs in the plan until they are no longer a director of the Company. At such time an individual director’s DSUs will be paid out in cash.

For additional disclosure in relation to the Board and Corporate Governance, please refer to the section “Report on Corporate Governance” on page 21.

PROPOSAL 2: Appointment of Auditors

The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ending December 31, 2012 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2011, the Company retained KPMG LLP to provide various non-audit services in 2011. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. The aggregate fees billed for professional services by KPMG LLP and its affiliates around the world during fiscal 2011 and 2010 were as follows:

	September 30,	September 30,
	Fiscal 2011	Fiscal 2010
Audit Fees	$1,228,200	$1,233,100
Audit-Related Fees	29,400	153,800
Tax Fees	630,900	504,400
All Other Fees	—	—

Total Fees	$1,888,500	$1,891,300

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee of the Company currently consists of Messrs. Pitoniak, Zimmerman and Micali. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation). Mr. Micali is retiring from the Board and will not stand for re-election at the Meeting. It is expected that Mr. Elton will join the Compensation Committee, subject to his election at the Meeting. Each of the Committee members (and the nominee) has direct experience that is relevant to his responsibilities with respect to executive compensation by virtue of the fact that each of the Committee members has played a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and programs.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the Company’s Compensation Committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s Executive Officers and general corporate compensation and benefit programs. The Committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the Chief Executive Officer, making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers other than the Chief Executive Officer and overseeing the evaluation of management and management succession plans.

Compensation Discussion and Analysis

The Company’s policy with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”) is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including long-term earnings growth and return on invested capital goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.

The Company’s strategy is to pay for performance, with the aim of paying total cash compensation at or above the median (50th percentile) for comparable companies, with top performers achieving total direct compensation above the 75th percentile when an individual exceeds his or her personal objectives and the Company over achieves its earnings targets. In addition, the Company believes in pay at risk for the Chief Executive Officer and the other Named Executive Officers, as well as all senior management of the Company. As any employee’s responsibility increases, so does the amount of pay at risk, which the Company believes is important for aligning executive compensation with shareholder interests. As employees move to higher levels of responsibility with more direct influence over the Company’s strategy and performance, their base salary as a percentage of total direct compensation decreases and they have a higher percentage of pay at risk.

In 2011, the Compensation Committee retained the services of Towers Watson (“Towers”) to conduct a formal review of the Company’s executive compensation arrangements. The first step in the review was to define the group of comparable companies against which the Company’s compensation practices would be compared and evaluated. The Company has no direct peers in the industrial auction sector, so this step involved defining and developing the methodology for identifying comparable companies. Together with Towers, the Committee cited net income and market capitalization as the key financial metrics that would define the comparable group of companies, with an emphasis on growth companies with global operations. Net income and market capitalization were chosen because they are the primary financial value produced for the Company’s shareholders, and because, in the Committee’s and Towers’ view, neither of the Company’s key revenue-related metrics would yield meaningful comparisons. Gross auction proceeds would potentially overstate the Company’s financial scale, while the Company’s auction revenues would potentially understate the complexity and scale of the Company’s value creation process and its profitability. Using net income and market capitalization as the key financial metrics, Towers developed a group of 20 comparable companies, located in both the United States and Canada and across diverse industries.

Towers concluded that the structure and philosophy of the Company’s compensation programs were generally in line with the identified comparable companies, as to the relative balance of base salary, and short-term and long-term incentive compensation. Towers noted that certain aspects of the Company’s Long-Term Incentive Plan are not in line with the long-term incentive plans of the comparable group of companies. In general, Towers also found that most Named Executive Officers were receiving total cash compensation in line with market medians for comparable companies, with the Company’s Chief Executive Officer and Chief Financial Officer notably below the median. The Compensation Committee and Board of the Company have since increased the Chief Executive Officer’s compensation and increased the Chief Financial Officer’s compensation with effect from July 1, 2011 and again from March 1, 2012 to reduce this unintended gap.

Apart from Towers’ findings, the Committee in making its determination on executive compensation also took into consideration other factors and information, including, but not limited to, various individual and overall corporate performance reviews and other relevant indicators. The Company paid total fees of $50,000 to Towers in 2011 to review the Company’s compensation programs for directors and senior executives. The Company also paid fees of $38,000 to Towers in 2011 for additional compensation analysis and to assist with the design of a new long-term incentive compensation framework for management and the Board. The Compensation Committee pre-approved these additional fees. No fees were paid in 2010.

The total cash compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and an incentive bonus tied to individual achievement of personal objectives and the Company’s financial performance, together with amounts earned in accordance with the Company’s executive long term incentive plan (the “ELTIP”). All Named Executive Officers also receive annual stock option grants in accordance with the Company’s stock option plan (see “Option-based awards – Stock Option Plan” below). The imputed fair value of options granted using the Black-Scholes option pricing model is considered in the determination of total direct compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company believes that the mix of base salary, performance-based bonus and participation in the ELTIP and stock option plan creates a balanced approach to executive compensation consistent with the compensation principles of the Company stated above.

The CEO’s total direct compensation was comprised of the following components in 2011, which are described in more detail in the discussion below:

	September 30,	September 30,	September 30,
Component of CEO’s Direct Compensation	Amount (U.S.$)	Percentage	Metric
Base salary(1)	$627,000	41%	Set by the Committee.
Short term incentive bonus award	318,791	21%	Formula driven based on achievement of personal objectives and Company earnings performance compared to Board approved target (see below).
Executive long-term incentive plan award	104,313	7%	84% of maximum award (see below).
Stock options — fair value (earned in 2011; granted in 2012)	461,016	31%	80% of January 1, 2011 base salary (see below).
Total direct compensation	$1,511,120		55% of the 50th percentile for comparable companies.

(1)	The CEO’s base salary is set and paid in Canadian dollars and translated into U.S. dollars for the purposes of this table at the average exchange rate for the year of US$1.011 to CA$1. His base salary was increased from CA$570,000 to CA$670,000 on July 1, 2011 and to CA$770,000 effective March 1, 2012.

Apart from considering the salary levels of comparable executives with similar responsibilities and experience at comparable companies, in determining the base salary and other compensation received by the Chief Executive Officer, the Compensation Committee took into consideration the individual performance of the Chief Executive Officer and the Company’s overall performance for the year, and completed a detailed assessment of these factors for presentation to the Board. These considerations included the Company’s pre-tax earnings performance for the year measured against the earnings target set out below, the return on invested capital performance for the year, and the Chief Executive Officer’s achievement of strategic objectives as outlined in the Company’s strategic plan, as well as the achievement of various individual performance objectives. The Chair of the Compensation Committee also interviewed all officers of the Company who directly report to the Chief Executive Officer to provide a full 360-degree view of his performance.

Base salary levels for the Named Executive Officers other than the Chief Executive Officer have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s individual performance; (ii) the scope of each executive’s job responsibilities; and (iii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to those of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee, including the Towers review described above.

The Company’s Board approved a new short-term incentive plan for the Company’s executive team, including the Named Executive Officers, with effect from January 1, 2011. The Company introduced a scorecard system for its executives, with each individual participant’s short term incentive being determined by their personal performance relative to goals established at the beginning of the year (the personal performance factor) and the Company’s earnings performance relative to a target set by the Board at the beginning of the year (the corporate performance factor). The Company’s short-term incentive plan is a multiplicative plan, whereby each participant’s personal performance factor is multiplied by the Company’s corporate performance factor. The sum of these two factors is multiplied by each individual’s target bonus amount, being 60% of base salary for the CEO and other Named Executive Officers excluding the CFO, and 50% of base salary for the CFO, to arrive at the annual bonus amount.

The corporate performance factor is linked directly to a formula that provides for specified increases in the factor as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level established by the Compensation Committee and approved by the Board at the beginning of the year, and for accelerated increases in the bonus pool if adjusted pre-tax earnings exceed the target level. Pre-tax earnings are chosen as the metric for executive incentive bonus because pre-tax earnings directly drive shareholder value through earnings per share and are an element over which executives of the Company can have the most direct influence by their performance. Individual bonuses are not subject to any minimum amount but are subject to a maximum of 175% to 225% of base salary for the Named Executive Officers.

The pre-tax earnings target for purposes of determining the corporate performance factor for 2011 was $109.1 million. At that level, the corporate performance factor would have been 1.0. The Company achieved adjusted pre-tax earnings of $108.0 million for 2011, or 99% of the earnings target, resulting in a corporate performance factor of approximately 0.95 for the Named Executive Officers. The maximum corporate performance factor would have been achieved in 2011 if the Company had earned 125% of its earnings target for the year.

The Chief Executive Officer and other Named Executive Officers also participate in the Company’s ELTIP. The fundamental purpose of the ELTIP is to facilitate senior management’s direct investment in and ownership of Common Shares. ELTIP entitlement is earned by reference to the Company’s pre-tax return on invested capital (“ROIC”) on a rolling three-year basis. Each participant’s ELTIP award is based on a straight-line calculation, with entitlement starting when 70% of the ROIC target is achieved; 100% of the ELTIP entitlement will be earned when the ROIC target is fully achieved. The ROIC target approved by the Board for 2009 to 2011 (inclusive) was 20% (before tax). No entitlement will be earned if the Company’s rolling three-year ROIC falls below 14%. The Company’s rolling three-year average ROIC as at December 31, 2011 was 16%, resulting in an entitlement of approximately 84% of the target award.

The Named Executive Officers including the Chief Executive Officer but excluding the Chief Financial Officer are entitled to a maximum cash ELTIP award of U.S.$125,000, and this is paid by the Company when they contribute an equivalent amount to the ELTIP, to be invested by the administrator in Common Shares purchased on the New York Stock Exchange. The Chief Financial Officer is entitled to a maximum cash ELTIP award of U.S.$100,000. Awards may be carried forward for one year should a participant choose not to contribute to the ELTIP in a particular year. Please refer to the “Executive Long Term Incentive Plan” section below for further information. The Company believes that participation in the Company’s ELTIP, including the share ownership guidelines discussed below, and stock option plan aligns the interest of executives of the Company with those of the shareholders.

Stock options are granted under the Company’s stock option plan in accordance with the Company’s Policy Regarding the Granting of Equity-Based Compensation Awards and the value, calculated in accordance with the Black Scholes option pricing model, of each award is set at a specified percentage of each executive’s base salary. For Named Executive Officers other than the Chief Executive Officer, President, Chief Financial Officer and Chief Strategic Development Officer the option award amount is 60% of their respective base salaries. The Chief Executive Officer, President and Chief Strategic Development Officer are entitled to stock option grants of at least 80% of each of their respective base salaries, with increases beyond this percentage at the discretion of the Compensation Committee and Board. The Chief Financial Officer is entitled to stock option grants with a value equal to 40% of his base salary.

The Committee regularly reviews the relative emphasis of each of the various components of compensation for senior executives referred to above to ensure that the structure of the Company’s executive compensation meets the desired results and objectives of the Company’s executive compensation philosophy and provides the appropriate level of reward for past performance and incentive for future work and development. Based on the results of the Towers review discussed above, the Committee expects to make certain changes to the Company’s long-term incentive program to take effect in 2013.

Compensation risk and governance

The Company has an enterprise risk management program that focuses on the identification, assessment and mitigation of risks associated with achievement of the Company’s strategic objectives. Principal risks are identified and evaluated relative to their potential impact and likelihood of occurrence, including consideration of mitigating activities. The Company’s annual risk assessment process is linked to the annual strategic planning process, with periodic updates conducted to identify potential emerging risks, such as those associated with major business decisions, key initiatives and external factors. The Company’s enterprise risk management program is overseen at the senior executive level in conjunction with the Company’s risk management and internal audit group. Reports on principal risks and mitigation strategies are reviewed by the Company’s Senior Leadership Team, the Audit Committee and the Board.

Governance of principal risks forms part of the mandate of the Board and the charters of its committees. The Company’s Audit Committee has primary responsibility for oversight of the enterprise risk management program, including reviewing principal risks and mitigation strategies. Each of the Company’s principal risks is the responsibility of either a specific committee or the entire Board, as appropriate.

The Compensation Committee is responsible for compensation risk and accordingly, has considered the implications of the risks associated with the Company’s compensation policies and practices to ensure they do not encourage inappropriate risk taking by the Company’s executive officers. The Compensation Committee does not believe the Company’s compensation program encourages excessive or inappropriate risk-taking.

The Compensation Committee has reviewed and discussed this discussion and analysis with the Board and management and is satisfied that it fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regards to executive compensation.

Performance graph

The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the S&P / TSX Composite Index and Russell 2000 Index from December 31, 2006 to December 31, 2011 (the Company’s most recent financial year end).

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011
Ritchie Bros. Auctioneers (RBA)	100	156	122	128	131	126
S&P / TSX Composite Index	100	97	63	79	99	94
Russell Global Index	100	107	70	91	104	93
CEO Cash Compensation	100	113	102	112	83	116

Option-based awards

Stock Option Plan

The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The Company obtained shareholder and applicable regulatory approval to amend and restate the stock option plan in April 2007 (the amended and restated plan is referred to hereunder as the “stock option plan”).

As of the date of this Information Circular, the maximum number of Common Shares reserved for issuance from the effective date of the amendment and restatement of the stock option plan is 10,200,000 Common Shares, of which 2,347,320 Common Shares (being approximately 2% of total issued and outstanding shares) have been issued, 2,995,788 Common Shares are reserved for issuance upon exercise of options that have been granted (approximately 3% of total issued and outstanding shares) and 4,856,892 Common Shares (approximately 5% of total issued and outstanding shares) remain available for future options to be granted.

Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date. Under the stock option plan, the maximum number of Common Shares issued and reserved for issuance to non-executive Directors of the Company upon exercise of options must not exceed 0.3% of the issued and outstanding Common Shares. The number of Common Shares issued to “Insiders” under the stock option plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issuable to Insiders at any time cannot exceed 10% of the issued and outstanding Common Shares.

Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee as set out in the relevant option agreements. For options granted under the stock option plan before December 31, 2008, the Compensation Committee generally provided in option agreements that options are subject to vesting one year from the grant date and are not transferable. Furthermore, for options granted before December 31, 2008, the Compensation Committee generally provided in option agreements that the options will expire on the earlier of:

(a)	10 years from the date of grant;

(b)	30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company;

(c)	180 days from the date of death if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (b) above; or,

(d)	immediately upon termination if the termination of employment is with cause.

The stock option plan has provisions that take into account the Company’s policy with respect to making grants only during specific trading windows and if the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the expiry of such period.

On February 24, 2009 the Company’s Board approved certain amendments to the Company’s stock option grant practices. Unless otherwise determined by the Compensation Committee, options granted after this date to the Company’s Vice Presidents and above will generally vest equally over three years from the grant date. All options granted on or after this date have a term of 10 years from the date of grant subject to the following:

(a)	in the case of termination without cause (excluding voluntary termination) — immediate vesting of all unvested options and the optionee will have 90 days from the date on which the optionee ceases to be employed by the Company to exercise all options;

(b)	in the case of voluntary termination (other than retirement) — immediate cancellation of all unvested options and the optionee will have 90 days to exercise vested options;

(c)	in the case of retirement — all unvested options will continue to vest after retirement in accordance with the existing vesting schedule for those particular options and all options will expire on the earlier of three years from the date of retirement and the option 10-year expiry date;

(d)	in the case of death — all unvested options will vest immediately and the optionee’s legal representative will have 365 days from the date of death to exercise the options if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the periods described in clauses (a), (b) and (c) above; or,

(e)	in the case of termination with cause — all options with expire immediately upon termination.

Options granted to non-executive employees on or after February 24, 2009 will generally continue to be subject to vesting one year from the grant date and will also be subject to the new termination provisions described above. Furthermore, stock option agreements for options granted on or after February 24, 2009 generally provide that the Compensation Committee may shorten the vesting period if the Compensation Committee considers doing so would be in the best interest of the Company.

The stock option plan also provides that the Compensation Committee has the right to suspend, amend or terminate the stock option plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:

(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	to change the eligibility for and limitations on participation in the stock option plan (other than participation by non-executive Directors in the stock option plan);

(c)	to make any addition to, deletion from or alteration of the provisions of the stock option plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(d)	to make any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the stock option plan; and

(e)	to change the provisions relating to the administration of the stock option plan or the manner of exercise of the options, including:

(i)	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the stock option plan; and

(ii)	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the stock option plan for issuance).

However, the following amendments to the stock option plan can only be made with shareholder approval:

•	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the stock option plan;

•	any reduction in exercise price or cancellation and reissue of options;

•	any amendment that extends the term of an option beyond the original 10 year expiry date;

•

any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-executive Directors on a discretionary basis, if at any time, the stock option plan is further amended to exclude participation by non-executive Directors;

•	any amendment that increases limits previously imposed on non-executive director participation;

•	any amendment that would permit equity based awards granted under the stock option plan to be transferable or assignable other than for normal estate settlement purposes;

•

any amendment to increase the maximum limit of the number of securities that may be issued to insiders of the Company within any one year period or issuable to insiders of the Company at any time under the stock option plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company;

•

any addition of provisions relating to a cashless exercise (other than a surrender of options for cash) that does not provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the stock option plan; and

•	any amendment to the amending provisions of the stock option plan.

The following table sets out the number of securities authorized for issuance under the Company’s stock option plan as of December 31, 2011:

	September 30,	September 30,	September 30,
	Number of Securities to be Issued upon Exercise of Outstanding Options (A)	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding (A))
Equity compensation plans approved by security holders — stock option plan	3,008,169 (3% of total issued and outstanding shares)	$18.97	4,856,892 (5% of total issued and outstanding shares)

Equity-based Compensation Awards Grant Policy

The Company’s Board has adopted a Policy Regarding the Granting of Equity-Based Compensation Awards (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Common Shares to the Named Executive Officers and other employees of the Company. Under the provisions of the Policy, only the Compensation Committee of the Company’s Board can authorize the granting of stock options to the Named Executive Officers and other executives of the Company.

The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during black out periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant options to purchase up to 150,000 Common Shares of the Company per year to Company employees, provided no one individual is granted options to acquire more than 45,000 Common Shares and provided options are not granted to employees at the Vice-President and above level. Option grants by the Chief Executive Officer must fall within the Company’s established trading windows. All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s Common Shares on the New York Stock Exchange on the date of grant.

The Policy is subject to changes and amendments as deemed appropriate by the Board from time to time.

SUMMARY COMPENSATION TABLE

The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three other Named Executive Officers of the Company.

Summary Compensation Table

(all amounts in U.S. dollars)

			Share-	Option-	Non-equity incentive plan compensation ($)
Name and Principal Position (1)	Year	Salary (2) ($)	based awards ($)	based awards (3) ($)	Annual incentive plans (4)	Long-term incentive plans (5)	All other compensation ($)	Total compensation ($)
Peter J. Blake	2011	627,000	Nil	335,664	318,791	104,313	51,378	1,437,146
Chief Executive Officer	2010	553,000	Nil	424,362	Nil	125,000	36,400	1,138,762
	2009	486,000	Nil	429,352	321,000	125,000	34,500	1,395,852
Robert A. McLeod	2011	316,000	Nil	80,808	157,391	83,450	36,576	674,225
Chief Financial Officer	2010	267,000	Nil	50,076	Nil	100,000	25,400	442,476
	2009	197,000	Nil	41,888	133,500	100,000	20,500	492,888
Robert S. Armstrong (6)	2011	339,000	Nil	182,595	216,722	104,313	36,891	879,521
Chief Strategic Development Officer	2010	301,000	Nil	208,650	Nil	125,000	27,800	662,450
	2009	306,000	Nil	185,504	193,500	125,000	27,000	837,004
Guylain Turgeon	2011	424,000	Nil	123,543	88,667	104,313	208,445	948,968
Senior Vice President, Managing Director — Europe & Middle East	2010 2009	371,000 390,000	Nil Nil	125,190 129,778	Nil 205,000	125,000 125,000	120,000 115,000	741,190 964,778
Robert K. Mackay	2011	414,000	Nil	241,647	206,375	104,313	31,199	997,534
President	2010	398,000	Nil	238,182	Nil	125,000	19,700	780,882
	2009	350,000	Nil	247,588	233,500	125,000	17,500	973,588

(1)	All Named Executive Officers are employed by wholly-owned subsidiaries of the Company.

(2)	The salary and annual incentive amounts for certain Named Executive Officers were paid in currencies other than the U.S. dollar in 2011 (primarily the Canadian dollar and Euro) and are translated into U.S. dollars for the purposes of the table at the average U.S. dollar exchange rate for the year. The exchange rate used for Canadian dollars was US$1.0108 to CA$1 and the exchange rate used for Euros was US$1.3904 for €1.

(3)	The dollar value of option-based awards is the grant date fair market value of options granted during the respective year using the Black-Scholes option pricing model with the assumptions detailed in the Company’s consolidated financial statements for the applicable year.

(4)	The annual incentive plan awards represent bonuses earned by the Named Executive Officers in the fiscal year noted but paid subsequent to the end of the applicable year.

(5)	Long-term incentive plan awards represent payments made subsequent to the applicable year end in accordance with the Company’s Executive Long Term Incentive Plan adopted in 2004 and amended in 2009 (please see discussion below under “Executive Long Term Incentive Plan”). The amount was used to purchase Common Shares in the open market and those shares are held by an administrator on behalf of the Named Executive Officer, only to be released pursuant to the terms of the Plan.

(6)	Robert Armstrong was appointed Chief Operating Officer on April 25, 2008, and became Chief Strategic Development Officer on January 1, 2012. He served previously as the Company’s Chief Financial Officer and Vice-President Finance and Corporate Secretary.

INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table summarizes all awards outstanding under the Company’s stock option plan at December 31, 2011. The Company had no share-based awards outstanding.

	September 30,	September 30,	September 30,	September 30,
	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the-money options (U.S. $)
Peter J. Blake	43,200	25.91	Mar. 3, 2021	N/A
	66,100	21.82	Mar. 11, 2020	17,186
	114,800	14.50	Mar. 5, 2019	870,184
	39,900	24.39	Feb. 28, 2018	N/A
	51,000	18.67	Mar. 1, 2017	173,910
	62,000	14.70	Jan. 24, 2016	457,767
Robert A. McLeod	10,400	25.91	Mar. 3, 2021	N/A
	7,800	21.82	Mar. 11, 2020	2,028
	11,200	14.50	Mar. 5, 2019	84,896
	4,500	24.39	Feb. 28, 2018	N/A
Robert S. Armstrong	23,500	25.91	Mar. 3, 2021	N/A
	32,500	21.82	Mar. 11, 2020	8,450
	49,600	14.50	Mar. 5, 2019	375,968
	18,600	24.39	Feb. 28, 2018	N/A
	12,900	18.67	Mar. 1, 2017	43,989
	15,000	14.70	Jan. 24, 2016	110,750
	11,100	10.80	Jan. 25, 2015	125,171
Guylain Turgeon	15,900	25.91	Mar. 3, 2021	N/A
	19,500	21.82	Mar. 11, 2020	5,070
	34,700	14.50	Mar. 5, 2019	263,026
	18,600	24.39	Feb. 28, 2018	N/A
	23,700	18.67	Mar. 1, 2017	80,817
	33,600	14.70	Jan. 24, 2016	248,080
	19,200	10.80	Jan. 25, 2015	216,512
Robert K. Mackay	31,100	25.91	Mar. 3, 2021	N/A
	37,100	21.82	Mar. 11, 2020	9,646
	66,200	14.50	Mar. 5, 2019	501,796
	26,400	24.39	Feb. 28, 2018	N/A
	33,900	18.67	Mar. 1, 2017	115,599

NOTE:	All of the options listed in the table above, except those with expiry dates of March 5, 2019, March 11, 2020 and March 3, 2021 had vested and were exercisable as of December 31, 2011.

Incentive plan awards — value vested or earned during 2011

	September 30,	September 30,	September 30,
Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Peter J. Blake	$373,978	Nil	$318,791
Robert A. McLeod	63,764	Nil	157,391
Robert S. Armstrong	189,195	Nil	216,722
Guylain Turgeon	123,175	Nil	88,667
Robert K. Mackay	237,783	Nil	206,375

(1)	Awards were granted in accordance with the Company’s stock option plan in 2011; value vested has been calculated using grant date fair value of options.

(2)	The non-equity incentive plan compensation relates to amounts earned in 2011 and paid in 2012 in accordance with the Company’s executive short term incentive plan, as described above in the Compensation Discussion and Analysis.

Executive Long Term Incentive Plan

The Company’s ELTIP encourages senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. The ELTIP does not involve any issuance of Common Shares from the Company, and the Common Shares so purchased are held in trust by the administrator on behalf of the participant.

ELTIP entitlement is earned by reference to the Company’s pre-tax return on invested capital (“ROIC”) on a rolling three-year basis. Each participant’s ELTIP award is based on a straight-line calculation, with entitlement starting when 70% of the ROIC target is achieved; 100% of the ELTIP entitlement will be earned when the ROIC target is fully achieved. The ROIC target approved by the Board for 2009 to 2011 (inclusive) is 20% (before tax). No entitlement will be earned if the Company’s rolling three-year ROIC falls below 14%. The Company’s rolling three-year average ROIC as at December 31, 2011 was 16%, resulting in an entitlement of approximately 84% of the target award. Participants are entitled to a maximum cash ELTIP award of U.S.$125,000 for participants who are Senior Vice Presidents and above and U.S.$100,000 for participants who are Vice Presidents, and these award amounts are paid by the Company when the participants contribute an equivalent amount of their own funds to the ELTIP.

Funds contributed by participants to the ELTIP are used by the plan administrator to acquire Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. ELTIP participants agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). Participants in the ELTIP are subject to share ownership guideline requirements depending on their level of seniority with the Company. Under such guidelines, participants are required to accumulate ownership of Common Shares held under the ELTIP with a minimum share value equal to a specified multiple of such person’s relevant base salary. The specified multiple for senior officers who are members of the Executive Council is three times the participant’s base salary; two times for participants who are Vice-Presidents (or equivalent) but not members of the Executive Council; and one times base salary for participants who are Divisional Managers (or equivalent).

The ELTIP was amended in 2009 to decouple the ELTIP from the Company’s incentive bonus plan, meaning that participants in the ELTIP are allowed to contribute their own funds to the ELTIP in the event their incentive bonus is not sufficient to achieve the full Company matching amount under the ELTIP. This means that ELTIP participants will receive the maximum payment in each year that the rolling three-year ROIC target of 20% is exceeded regardless of their actual bonus. In addition, ELTIP entitlement carries forward for one year — if a participant chooses not to participate in one year, they may use that entitlement the following year, together with the entitlement earned in that year. Any unused entitlement expires automatically after one year.

The Company has also adopted share ownership guidelines, pursuant to which participants in the ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary. The multiple of the base salary that is required of participants in the ELTIP depends on the participant’s seniority with the Company, and ranges from one time salary to three times salary.

The Company believes that the ELTIP, together with the Share Ownership Guidelines adopted by the Company, will facilitate the alignment of the interests of the senior employees and officers of the Company with those of the Company’s shareholders by promoting ownership of Common Shares by senior employees and officers and rewarding the creation of shareholder value over the long term.

Long Term Incentive Plan for Non-Executive Directors

The Company adopted a long-term incentive plan for non-executive directors in 2009 (the “Non-Executive Director LTIP”). Under this plan, all non-executive directors use part of their annual retainer to purchase and hold Common Shares through the administrator of the plan. The Non-Executive Director LTIP involves open market purchases rather than issuances of Common Shares from the Company, and the Common Shares so purchased are held by the administrator on behalf of the participant. With the introduction of the DSU plan discussed above, non-executive directors will no longer contribute to the Non-Executive Director LTIP. However, the LTIP Common Shares are required to be held in the plan until participants retire from the Board.

Under the Non-Executive Director LTIP, the administrator uses such contributions to acquire Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. Participants also agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant as a director of the Company). The Company believes that the Non-Executive LTIP further facilitates the alignment of the interests of the directors with those of the shareholders of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated for other than just cause with between eight weeks and 24 months notice (or less in certain circumstances) or payment in lieu thereof, depending on the jurisdiction of employment and the length of service of the respective Named Executive Officer. In March 2010 the Company implemented a change of control policy applicable to the Named Executive Officers and certain other Board appointed officers of the Company (the “Policy”). The implementation of the Policy was not in response to any known or likely change of control situation.

The main features of the Policy are as follows:

Trigger	Double trigger: (i) change of control; and (ii) termination for other than just cause or constructive dismissal.

Change of control definition	A person or group of persons acquiring or accumulating beneficial ownership of more than 50% of the Common Shares; a person or group of persons holding at least 25% of the Common Shares and being able to change the composition of the Board by having their nominees elected as a majority of the Board; or the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less.

Timing	Two years following a completed change of control for termination for other than just cause and one year following a completed change of control for constructive dismissal.
Payment amount:	Multiplier:
Annual base salary	Two times annual base salary.
Short-term incentive plan	One and one-half times target bonus (as outlined in the Compensation Discussion and Analysis above), plus one time pro rata target bonus for the year of termination.
Long-term incentive plan	One and one-half times maximum award under the Company’s Long Term Incentive Plan (as outlined in the Compensation Discussion and Analysis above).
Stock option plan	One and one-half times target award amount (based on Black Scholes value option entitlement as a percentage of the Named Executives base salary) for the year in which the termination occurs.
Benefits	Two times annual premium cost for all health, dental and life insurance benefits in effect at termination.
Stock option vesting	Immediate vesting of all unvested stock options.
Stock option termination	All stock options terminate in accordance with the provisions for termination without cause outlined above.

The incremental payments to the Named Executive Officers that the Company would be required to make upon termination in the above situations, assuming the triggering events took place at December 31, 2011, would be as follows:

September 30,
Name	Incremental payment ($)
Peter J. Blake	$2,972,700
Robert A. McLeod	1,396,700
Robert S. Armstrong	1,687,900
Guylain Turgeon	1,810,400
Robert K. Mackay	1,895,100

Directors and Senior Executives Liability Insurance and Indemnity Agreements

The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

REPORT ON CORPORATE GOVERNANCE

The Board and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.

In June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect. The table below sets out disclosure requirements of Form 58 101F1 (as amended) under the Instrument and the Company’s corresponding corporate governance disclosure.

In addition, any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.

Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Company’s Board, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure

1. Board of Directors

(a) Disclose the identity of directors who are independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directors during 2011:

•      Robert W. Murdoch — Chair — independent;

•      Edward B. Pitoniak — independent;

•      Eric Patel — independent;

•      Beverley A. Briscoe — independent;

•      Christopher Zimmerman — independent;

•      James M. Micali — independent; and

•      Peter J. Blake — non-independent — Mr. Blake is the Chief Executive Officer of the Company.

Nominee for 2012:

•      Robert G. Elton — independent.

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Murdoch, Mr. Patel, Ms. Briscoe, Mr. Pitoniak, Mr. Micali and Mr. Zimmerman to be independent as none of them has any material relationship with the Company. Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of the directors is independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to the disclosure starting on page 2.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors held seven meetings and several informal sessions in 2011 without management present. These meetings were chaired by Mr. Murdoch. Such meetings are scheduled regularly during the year, usually immediately after the Board’s quarterly meetings.

Disclosure Requirements under 58-101F1	Company Disclosure

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Company no longer has a Lead Director because the Chair, Mr. Murdoch, is an independent director. Mr. Murdoch is responsible for the management, development and effective performance of the Board, taking all reasonable measures to ensure that the Board fully executes its mandate.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to disclosure on page 5 for Board and Committee meeting attendance. The Board achieved an attendance record of 99% in 2011. Agenda and materials in relation to Board and Committee meetings are generally circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board mandate is available on the Company’s website (www.rbauction.com). The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

• the Canadian Business Corporations Act;

• the Company’s Articles of Amalgamation and By-laws;

• the Company’s Code of Business Conduct and Ethics;

• the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

• the Company’s Corporate Governance Guidelines; and

• other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee oversees the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process and review and approval of the resulting Strategic Plan. During fiscal 2011, there were seven meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s underwritten business, ability to sustain and manage growth, reputation and industry. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board ensures that the Company adopts appropriate risk management practices, including a comprehensive enterprise risk management program.

The Board is responsible for choosing the CEO, appointing the Executive Officers and for monitoring their performance. The Compensation Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the CEO, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing its employees.

Disclosure Requirements under 58-101F1	Company Disclosure

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail (ir@rbauction.com) or calling a toll-free telephone number (1.800.663.8457). Shareholders are also able to contact the Chairman directly via email or telephone as described on page 5 of this Information Circular. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee reports to the Audit Committee on a quarterly basis on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. Through industry forums and access to professional advisors, the committee keeps abreast of best practices to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted position descriptions for the CEO and the Chairman. The charters of the Committees of the Board are considered to be position descriptions for the chairs of the committees. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

• set the appropriate “tone at the top” for all employees of the Company;

• review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and integrate the Board’s input into management’s strategic planning for the Company;

• carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board; and

• identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, in consultation with the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company’s orientation for directors involves meeting with the Chairman, CEO and senior management of the Company for an interactive introductory discussion about the Company, its strategy and operations, providing the directors with an opportunity to ask questions. New directors are also expected to attend a Company auction shortly after their appointment and to attend as an observer at least one meeting of each Board committee during their first year. All directors are also encouraged to meet with management informally, visit auction sites and attend at least one auction per year.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense and at times, the Company also recommends appropriate courses and conferences and encourage directors to attend. For example, a number of directors have attended the NACD Director Professionalism Course at the expense of the Company. The Company also canvases the directors on an annual basis to determine what courses or training each of them has attended during the past year, and the Chair reviews the results with individual directors.

Disclosure Requirements under 58-101F1	Company Disclosure

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code.

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on SEDAR at www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks annual confirmation of understanding of and adherence to the Code from all employees throughout the Company and from directors.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board. A summary of the Company’s strategy document was presented to all Company employees in 2011.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any areas where additional strength may be needed. When considering and identifying potential candidates for new directors, the Committee considers what additional skills or attributes may be needed on the Board. The Nominating and Corporate Governance Committee also has adopted an annual assessment process for the Board and Committees.

The Board reviews its composition and size on a regular basis. The Board feels that the size of seven to nine members is reasonable given the current size and complexity of the Company. The Company believes that the directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Eric Patel

Members: Robert W. Murdoch and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Compensation Discussion and Analysis commencing on page 9 and to the discussion of director compensation commencing on page 6.

Disclosure Requirements under 58-101F1	Company Disclosure

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board has appointed a compensation committee. This Committee has three members:

Chair: Edward B. Pitoniak

Members: James M. Micali and Christopher Zimmerman

Subject to his election at the Meeting, it is expected that Mr. Elton will join the compensation committee upon Mr. Micali’s retirement.

The NYSE rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met three times in 2011 and all members attended all meetings.

The charter of the Compensation Committee can be found on the Company’s website.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Nominating and Corporate Governance Committee has responsibility for the periodic review of directors’ compensation. To make its recommendation on directors’ compensation, the Nominating and Corporate Governance Committee took into account the types of compensation and the amounts paid to directors of other comparable companies and used the services of an outside advisor (Towers). The Compensation Committee also engaged Towers in 2011 to review and provide recommendations for executive officer compensation. Please see the Compensation Discussion and Analysis commencing on page 9 for further details.

Please see Compensation of Directors commencing on page 6 for information about the compensation received by the directors in 2011.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board has an annual assessment process for the Board and its committees, including an individual board member evaluation process. The process is administered by the Nominating and Corporate Governance Committee. The process considers Board and Committee performance relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board, Committee and Director performance. The results of the annual assessment are shared with all Board members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at February 27, 2012, according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there were 106,398,720 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 20, 2012 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 20, 2012 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company, other than certain institutional shareholders who have filed Schedule 13Gs with the United States Securities and Exchange Commission.

The following table provides certain information regarding the ownership of the Company’s Common Shares as of December 31, 2011 by each person known to own more than 5% of the Company’s issued and outstanding Common Shares. This information is based on a review of recent SEC filings.

	September 30,	September 30,
Name and Address of Beneficial Owner	Amount (#) and Nature of Beneficial Ownership	Percent of Class (1)
David E. Ritchie (2) Edmonton, AB	9,948,827 Direct and indirect	9%
PRIMECAP Management Company (3) Pasadena, CA	9,003,130 Sole voting and dispositive power	8%
Royce & Associates, LLC (4) New York, NY	8,534,570 Sole voting and dispositive power	8%
BAMCO, Inc. (5) New York, NY	7,574,665 Shared voting and dispositive power	7%
C. Russel Cmolik (6) Surrey, BC	5,929,766 Direct and indirect	6%

(1)	Percent of Class calculated based on common shares outstanding at the date of filing of the underlying Schedule 13(G).

(2)	Information based on Schedule 13(G) filed with the SEC on February 14, 2012. David E. Ritchie is cofounder of Ritchie Bros. Auctioneers and retired from the position of CEO in 2004 and Chairman in 2006. He is no longer considered an insider or related party.

(3)	Information based on Schedule 13(G) filed with the SEC on February 13, 2012.

(4)	Information based on Schedule 13(G) filed with the SEC on January 20, 2012.

(5)	Information based on Schedule 13(G) filed with the SEC on February 14, 2012.

(6)	Information based on Schedule 13(G) filed with the SEC on February 12, 2012. C. Russel Cmolik was the Company’s COO until he retired in 2002 and a director until 2008. He is no longer considered an insider or related party.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how such shareholder’s shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the director candidates nominated by the Board and “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. If the proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Company to the shareholders. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc), then all those registered should sign the proxy. The form of proxy should be signed in the exact manner as the name appears on the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-registered Shareholders

Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedures in the directions and instructions provided by or on behalf of the intermediary. For example, these non-registered shareholders can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

Only registered shareholders as of the close of business on March 20, 2012 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.

The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and, if necessary, revoke the relevant proxy.

ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request made to the Corporate Secretary of the Company, a copy of: the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference; the Company’s consolidated comparative financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”); any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A; and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year, is available on the SEDAR website at www.sedar.com.

SHAREHOLDERS PROPOSALS

Shareholder proposals to be considered at the 2013 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 16, 2012 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, this 27th day of February, 2012.

By Order of the Board of Directors

Jeremy Black

Corporate Secretary

RITCHIE BROS.Auctioneers computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J2Y1 www.computershare.com Security Class Holder Account Number ------- Fold Form of Proxy - Annual Meeting to be held on April 30, 2012 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or ------- any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 AM, Pacific Time, on Thursday, April 26, 2012. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Internet To Receive Documents Electronically Go to the following web site: You can enroll to receive future securityholder www.investorvote.com communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”. If you vote by the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet. To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 15FE12126.E.sedar/000001/000001/i

Appointment of Proxyholder The undersigned “Registered Shareholder” of Ritchie Bros. Auctioneers Print the name of the person you are Incorporated (the “Company”) hereby appoints: Robert W. Murdoch, or appointing if this person is someone failing this person, Peter J. Blake, OR other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Ritchie Bros. Auctioneers Incorporated to be held at 9500 Glenlyon Parkway, Burnaby, B.C., V5J 0C6, on April 30, 2012 at 11:00 AM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Number of Directors To set the number of Directors at 7. 2. Election of Directors ------- For Withhold For Withhold For Withhold Fold 01. Robert Waugh Murdoch 02. Peter James Blake 03. Eric Patel 04. Beverley Anne Briscoe 05. Edward Baltazar Pitoniak 06. Christopher Zimmerman 07. Robert George Elton For Withhold 3. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. ------- Fold Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements - Mark this box if you Annual Financial Statements - Mark this box if you would like to receive Interim Financial Statements would NOT like to receive the Annual Financial and accompanying Management’s Discussion and Statements and accompanying Management’s Analysis by mail. Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 1 3 6 6 7 6 A R 2 R B A Q

RITCHIE BROS. AUCTIONEERS INCORPORATED

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A, unless the registered holder has waived the right to receive a copy in writing.

So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address:

Computershare Investor Services Inc.

9th floor

100 University Avenue

Toronto, ON

M5J 2Y1

The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2012 and any other period prior to the Corporation sending a new request form in 2013 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2012. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

* * * * * * * * * * * *

RBAQ

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)

(Please mark the appropriate box with a “X”)

Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2012 and any subsequent quarters before a new Return Form is sent by the Corporation

Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2012 and MD&A for such statements	☐

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2012 and any subsequent quarters before a new Return Form is sent by the Corporation	☐

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:

Address:

Signature:	Date:

Name and title of person signing if different from name above:

Name and address of broker or intermediary
through which securities are held, if applicable:

FOR BENEFICIAL HOLDERS WHO DO NOTWANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.

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